SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Pintec Technology Holdings Limited

(Name of Issuer)

Class A ordinary shares, $0.000125 par value per share

(Title of Class of Securities)

72352G 107**

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**

CUSIP number 72352G 107 has been assigned to the American depositary shares (“ADSs”) of the issuer, which are quoted on The Nasdaq Global Market under the symbol “PT.” Each ADS represents seven Class A ordinary shares of the issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Mandra iBase Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 41,782,886(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 41,782,886(1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 41,782,886(1)
10	Check if the Aggregate Amount in Row 9 Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 13.8%
12	Type of Reporting Person CO

(1)

Represents 1,084,986 Class A ordinary shares directly held by Mandra iBase Limited, 14,280,147 Class A ordinary shares in the form of 2,040,021 ADSs held by Mandra iBase Limited and approximately 26,417,753 Class A ordinary shares which may be purchased by Mandra iBase Limited through the exercise of a warrant pursuant to a Warrant Agreement entered into between Mandra iBase Limited and the Issuer (as defined below).

1	Name of Reporting Person Beansprouts Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 41,782,886(2)
	6	Shared Voting Power 2,818,908(2)
	7	Sole Dispositive Power 41,782,886(2)
	8	Shared Dispositive Power 2,818,908(2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 43,220,529(2)
10	Check if the Aggregate Amount in Row 9 Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 14.2%
12	Type of Reporting Person CO

(2)

Represents (i) 1,084,986 Class A ordinary shares directly held by Mandra iBase Limited, 14,280,147 Class A ordinary shares in the form of 2,040,021 ADSs held by Mandra iBase Limited and approximately 26,417,753 Class A ordinary shares which may be purchased by Mandra iBase Limited through the exercise of a warrant pursuant to a Warrant Agreement entered into between Mandra iBase Limited and the Issuer, (ii) 1 Class A ordinary share directly held by Woo Foong Hong Limited, and (iii) 2,818,907 Class A ordinary shares in the form of 402,701 ADSs held by Mandra Mirabilite Limited. Mandra iBase Limited is wholly owned and controlled by Beansprouts Ltd., Woo Foong Hong Limited is 51% held by Beansprouts Ltd. and Mandra Mirabilite Limited is wholly owned and controlled by Woo Foong Hong Limited.

Schedule 13G/A

1	Name of Reporting Person Bing How Mui
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization China, Hong Kong Special Administrative Region
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 43,220,529(3)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 43,220,529(3)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 43,220,529(3)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 14.2%
12	Type of Reporting Person IN

(3)

Represents (i) 1,084,986 Class A ordinary shares directly held by Mandra iBase Limited, 14,280,147 Class A ordinary shares in the form of 2,040,021 ADSs held by Mandra iBase Limited and approximately 26,417,753 Class A ordinary shares which may be purchased by Mandra iBase Limited through the exercise of a warrant pursuant to a Warrant Agreement entered into between Mandra iBase Limited and the Issuer, (ii) 1 Class A ordinary share directly held by Woo Foong Hong Limited, and (iii) 2,818,907 Class A ordinary shares in the form of 402,701 ADSs held by Mandra Mirabilite Limited. Mandra iBase Limited is wholly owned and controlled by Beansprouts Ltd., Woo Foong Hong Limited is 51% held by Beansprouts Ltd. and Mandra Mirabilite Limited is wholly owned and controlled by Woo Foong Hong Limited. Beansprouts Ltd. is owned by Bing How Mui and Song Yi Zhang, and each of them holds 50% of the issued and outstanding share capital of Beansprouts Ltd.

1	Name of Reporting Person Song Yi Zhang
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization China, Hong Kong Special Administrative Region
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 38,500(4)
	6	Shared Voting Power 43,220,529(4)
	7	Sole Dispositive Power 38,500(4)
	8	Shared Dispositive Power 43,220,529(4)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 43,259,029(4)
10	Check if the Aggregate Amount in Row 9 Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 14.2%
12	Type of Reporting Person IN

(4)

Represents (i) 1,084,986 Class A ordinary shares directly held by Mandra iBase Limited, 14,280,147 Class A ordinary shares in the form of 2,040,021 ADSs held by Mandra iBase Limited and approximately 26,417,753 Class A ordinary shares which may be purchased by Mandra iBase Limited through the exercise of a warrant pursuant to a Warrant Agreement entered into between Mandra iBase Limited and the Issuer, (ii) 1 Class A ordinary share directly held by Woo Foong Hong Limited, (iii) 2,818,907 Class A ordinary shares in the form of 402,701 ADSs held by Mandra Mirabilite Limited, and (iv) 38,500 Class A ordinary shares in the form of 5,500 ADSs held by iBase Limited. Mandra iBase Limited is wholly owned and controlled by Beansprouts Ltd., Woo Foong Hong Limited is 51% held by Beansprouts Ltd., Mandra Mirabilite Limited is wholly owned and controlled by Woo Foong Hong Limited and iBase Limited is wholly owned by Song Yi Zhang. Beansprouts Ltd. is owned by Bing How Mui and Song Yi Zhang, and each of them holds 50% of the issued and outstanding share capital of Beansprouts Ltd.

Item 1(a).	Name of Issuer:

Pintec Technology Holdings Limited (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

9/F Heng An Building, No. 17, East 3rd Ring Road, Chaoyang District, Beijing, People’s Republic of China

Item 2(a).	Name of Person Filing:

(i)	Mandra iBase Limited;

(ii)	Beansprouts Ltd.;

(iii)	Bing How Mui; and

(iv)	Song Yi Zhang (collectively, the “Reporting Persons”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

For Mandra iBase Limited

3rd Floor, J&C Building,

P.O. Box 933, Road Town, Tortola,

British Virgin Islands, VG1110

For Beansprouts Ltd.

3rd Floor, J&C Building,

P.O. Box 933, Road Town, Tortola,

British Virgin Islands, VG1110

For Bing How Mui and Song Yi Zhang

Flat 8A, Magazine Court,

5-7 Magazine Gap Road,

Hong Kong

Item 2(c)	Citizenship:

Mandra iBase Limited - British Virgin Islands

Beansprouts Ltd. - British Virgin Islands

Bing How Mui - China, Hong Kong Special Administrative Region

Song Yi Zhang - China, Hong Kong Special Administrative Region

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, $0.000125 par value per share, of the Issuer

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to fifteen votes per share, subject to certain conditions, on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Schedule 13G/A

Item 2(e).	CUSIP Number:

72352G 107

This CUSIP number applies to the American depositary shares of the Issuer, each representing seven Class A ordinary shares of the Issuer.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is

a: Not applicable

Item 4.	Ownership:

Reporting Person	Amount beneficially owned:	Percent of class:	Percent of aggregate voting power:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Mandra iBase Limited	41,782,886	13.8%	4.1%	41,782,886	0	41,782,886	0
Beansprouts Ltd.	43,220,529	14.2%	4.3%	41,782,886	2,818,908	41,782,886	2,818,908
Bing How Mui	43,220,529	14.2%	4.3%	0	43,220,529	0	43,220,529
Song Yi Zhang	43,259,029	14.2%	4.3%	38,500	43,220,529	38,500	43,220,529

As of December 31, 2021, Mandra iBase Limited held 1,084,986 Class A ordinary shares, 14,280,147 Class A ordinary shares in the form of 2,040,021 ADSs and approximately 26,417,753 Class A ordinary shares which may be purchased through the exercise of a warrant pursuant to a Warrant Agreement entered into between Mandra iBase Limited and the Issuer. As of December 31, 2021, (i) Woo Foong Hong Limited held 1 Class A ordinary share, (ii) Mandra Mirabilite Limited held 2,818,907 Class A ordinary shares in the form of 402,701 ADSs, and (iii) iBase Limited held 38,500 Class A ordinary shares in the form of 5,500 ADSs. Mandra iBase Limited is wholly owned and controlled by Beansprouts Ltd., Woo Foong Hong Limited is 51% held by Beansprouts Ltd., Mandra Mirabilite Limited is wholly owned and controlled by Woo Foong Hong Limited and iBase Limited is wholly owned by Song Yi Zhang. Beansprouts Ltd. is owned by Bing How Mui and Song Yi Zhang, and each of them holds 50% of the issued and outstanding share capital of Beansprouts Ltd.

The percentage of class of securities beneficially owned by each Reporting Person is based on a total of 303,692,694 ordinary shares (being the sum of 252,753,174 Class A ordinary shares and 50,939,520 Class B ordinary shares) of the Issuer outstanding as of December 31, 2021 as a single class. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

The percentage of voting power is calculated by dividing the voting power beneficially owned by each Reporting Person by the voting power of all of the Issuer’s Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2021. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to fifteen votes per share, subject to certain conditions, on all matters submitted to them for vote.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2022

MANDRA IBASE LIMITED

By:	/s/ Song Yi ZHANG
Name:	Song Yi ZHANG
Title:	Director

BEANSPROUTS LTD.

By:	/s/ Song Yi ZHANG
Name:	Song Yi ZHANG
Title:	Director

BING HOW MUI

/s/ Bing How Mui

SONG YI ZHANG

/s/ Song Yi ZHANG